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                                                                       Exhibit 5


                      [NELLCOR PURITAN BENNETT LETTERHEAD]


[Name of Executive]
Nellcor Puritan Bennett Incorporated
4280 Hacienda Drive
Pleasanton, CA 94588

        Re: Severance Agreement
            -------------------

Dear ________ :

        This letter confirms our agreement regarding your severance agreement with Nellcor Puritan Bennett Incorporated (the "Company") dated _______ (the "Severance Agreement"). Unless otherwise defined herein, capitalized terms shall have the respective meanings ascribed thereto in the Severance Agreement.

        The Severance Agreement provides for certain benefits upon termination of your employment after a Change of Control by the Company without Cause or by you for Good Reason. The Company, Mallinckrodt Inc. ("Mallinckrodt") and NPB Acquisition Corp. ("Purchaser") have entered into an Agreement and Plan of Merger, dated as of July 23, 1997 (the "Merger Agreement"), which provides that Purchaser will merge (the "Merger") with and into the Company upon completion of the tender offer contemplated thereby. Upon consummation of the Merger, the Company will be a wholly-owned subsidiary of Mallinckrodt. The completion of the tender offer will constitute a Change of Control under the Severance Agreement.









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        In light of the need to integrate the businesses of the Company and
Mallinckrodt following the Merger (the "Business Integration") and the changes in the nature of your responsibilities and position with the Company that may result from such integration, your Severance Agreement is amended as of the Effective Time of the Merger as follows:

                1. If you remain in employment with the Company until December 31, 1997, in the event you terminate your employment for any reason thereafter through June 30, 1998 (i) such termination shall be deemed to be for "Good Reason", as defined in your Severance Agreement, and (ii) you will be entitled to all benefits arising under the Severance Agreement applicable to a termination for Good Reason following a Change in Control, to the extent not paid to you pursuant to subparagraph 2, below.

                2. If you remain in employment with the Company on July 1, 1998, you will be entitled to receive a payment within 30 days thereafter equal to the severance pay provided in Section 3.1(b)(ii) of the Severance Agreement, and thereafter the Company's obligations under the Severance Agreement shall cease.

In consideration of the foregoing amendments and in order to facilitate the Business Integration, you agree that the definition of "Good Reason" for purposes of the Severance Agreement shall not include a change in your status, title, position or responsibilities as currently provided in Section 2.8(a)(l) of your Severance Agreement, other than a significant adverse change in your responsibilities. The foregoing amendments to your Severance Agreement shall become effective only if the Merger is consummated.


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        Please confirm your agreement to the foregoing by signing and returning to me the enclosed copy of this letter.

        By its execution of a copy of this letter, Mallinckrodt consents to the amendments to be made by this agreement to your Severance Agreement upon consummation of the Merger.


                                                Very truly yours,


CONFIRMED AND AGREED



___________________________
        Executive



CONSENTED AND AGREED
Mallinckrodt Inc.



By:  ________________________

Its: ________________________






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